July 14, 2025

VIA EDGAR

Ms. Kathleen Collins

Ms. Chen Chen

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: NetEase, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2024

File No. 000-30666

Dear Ms. Collins and Ms. Chen,

The Company is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated July 2, 2025 (the “Comment Letter”), pursuant to which the Staff provided comments regarding the Company’s Form 20-F for the fiscal year ended December 31, 2024. The Company respectfully requests an extension to the deadline for responding to the Comment Letter due to the additional time needed to gather sufficient information and prepare a thorough response. The Company will provide its response to the Comment Letter via EDGAR as soon as possible, and in any event no later than July 31, 2025.

Should you have any questions regarding the request made herein, please do not hesitate to contact the undersigned at +65 6980 0628 or paulboltz@oc.netease.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4835 or haiping.li@skadden.com.

Very truly yours,

/s/ Paul W. Boltz, Jr.
Paul W. Boltz, Jr.
General Counsel

cc:	Sarah Ying Li, Head of Financial Reporting, NetEase, Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Lanny Lu, Partner, PricewaterhouseCoopers Zhong Tian LLP